MIGENIX Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(See Note 1 – Business Operations, Basis of Presentation and Going Concern Uncertainty)

As at (Unaudited—in thousands of Canadian dollars)	July 31, 2008 $	April 30, 2008 $

ASSETS Current
Cash and cash equivalents	3,638	2,621
Short-term investments	-	2,997
Amounts receivable	317	294
Government assistance receivable	875	899
Prepaid expenses and deposits	148	134
Total current assets	4,978	6,945
Long-term investments	1	1
Property and equipment	905	977
Intangible assets	514	544
	6,398	8,467

LIABILITIES AND SHAREHOLDERS’ (DEFICIENCY) EQUITY Current
Accounts payable and accrued liabilities (note 5)	1,659	1,901
Total current liabilities	1,659	1,901

Convertible royalty participation units (note 6)	6,821	6,247
Preferred shares (note 7)	-	-
	8,480	8,148
Shareholders’ (deficiency) equity
Common shares (note 9[a][i])	125,156	125,156
Equity portion of convertible royalty participation units (note 6)	4,554	4,554
Contributed surplus (note 9[a][ii])	8,334	8,091
Deficit	(140,126)	(137,482)
Total shareholders’ (deficiency) equity	(2,082)	319
	6,398	8,467

See accompanying notes

On behalf of the Board:

“Alistair Duncan”

“Pieter Dorsman”

Director

Director

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

(Unaudited—in thousands of Canadian dollars except share and per share amounts)	Three months ended July 31,
	2008 $	2007 $
REVENUE Research and development collaboration (note 11)	-	6
	-	6
EXPENSES Research and development (note 5) General and corporate Amortization	1,050 949 109	1,703 987 137
	2,108	2,827
Loss before other income (expenses)	(2,108)	(2,821)
Other income (expenses) Accretion of convertible royalty participation units (note 6) Interest income Foreign exchange gain (loss)	(574) 37 1	(421) 143 (1)
	(536)	(279)
Loss and comprehensive loss for the period Deficit, beginning of period	(2,644) (137,482)	(3,100) (124,717)
Deficit, end of period	(140,126)	(127,817)
Basic, diluted loss and comprehensive loss per common share (note 9[f])	(0.03)	(0.03)
Weighted average number of common shares outstanding (in thousands – note 9[f])	94,464	94,464

See accompanying notes

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended July 31,
(Unaudited—in thousands of Canadian dollars)	2008 $	2007 $
OPERATING ACTIVITIES
Loss for the period	(2,644)	(3,100)
Items not affecting cash:
Amortization	109	137
Stock-based compensation	181	133
Deferred share units compensation	62	-
Accretion of convertible royalty participation units and amortization of transaction costs (note 6)	574	421
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	22	48
Amounts receivable	(23)	(67)
Government assistance receivable	24	(62)
Prepaid expenses and deposits	(14)	57
Accounts payable and accrued liabilities	(245)	11
Cash used in operating activities	(1,954)	(2,422)

FINANCING ACTIVITIES
Proceeds on exercise of warrants	-	36
Cash provided by financing activities	-	36

INVESTING ACTIVITIES
Funds from short-term investments	2,975	8,590
Purchase of short-term investments	-	(1,710)
Proceeds on disposal of equipment	-	12
Purchase of property and equipment	(4)	(75)
Cash provided by investing activities	2,971	6,817

Increase in cash and cash equivalents	1,017	4,431
Cash and cash equivalents, beginning of period	2,621	2,945
Cash and cash equivalents, end of period	3,638	7,376

Supplemental cash flow information
Issuance of common shares on conversion of preferred shares for milestone payment	-	115

See accompanying notes

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2008 (Unaudited—Canadian dollars)

1.

BUSINESS OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

MIGENIX Inc. (the “Company”) is incorporated under the Business Corporations Act (British Columbia).  The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs primarily in the area of infectious diseases to advance therapy, improve health and enrich lives.

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred significant losses since inception and as at July 31, 2008 had working capital of approximately $3.5 million and an accumulated deficit of approximately $140 million. The Company’s ability to realize the carrying value of its assets is dependent on successfully advancing its technologies to market through the drug development and approval processes and ultimately achieving future profitable operations, the outcome of which cannot be predicted at this time, or in the alternative being able to sell the assets for proceeds for their carrying value or greater.

The Company has been able, thus far, to finance its cash requirements primarily from equity financings and payments from licensing agreements. On August 11, 2008 the Company announced that it had reached an agreement with DJohnson Holdings Inc. ("DJohnson"), a significant shareholder of the Company, to avoid a proxy contest at the Company's annual meeting of shareholders scheduled for October 31, 2008. As part of the agreement, the Company restructured its board of directors and appointed a new President & CEO. The new board and management are concentrating their efforts on raising additional capital to finance the Company and DJohnson has agreed to provide a standby commitment to take up shares in an aggregate amount equal to a minimum of $1,250,000 and a maximum of $2,500,000 of a proposed rights offering. Additionally, management and the board are planning to obtain additional funds through new licensing arrangements and milestones from existing license agreements, however, the outcome of these matters and the planned rights offering cannot be predicted at this time. In the first quarter of calendar 2009, the Company is expecting Phase III clinical trial results from OmigardTM the outcome of which can not be predicted at this time – these Phase III results will be a pivotal event in the future of the Company as the results will affect future financing, licensing and milestone opportunities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent with the Company’s most recent annual audited consolidated financial statements for the year ended April 30, 2008 with the exception of the adoption of the accounting policies described in note 2. These unaudited interim consolidated financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company. In the opinion of management, all adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made.  Interim results are not necessarily indicative of results for a full year.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2008 (Unaudited—Canadian dollars)

2. CHANGES IN ACCOUNTING POLICIES

Effective May 1, 2008, the Company adopted the following new recommendations of the CICA Handbook:

[a] General Standards of Financial Statements (Section 1400)

The additional requirements of Section 1400 require management to make an assessment of the Company's ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Disclosure requirements pertaining to Section 1400 are contained in note 1.

[b] Capital Disclosures (Section 1535)

This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 10.

[c] Financial Instruments – Disclosures (Section 3862)

Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to Section 3862 are contained in note 4.

[d] Financial Instruments – Presentation (Section 3863)

Section 3863 provides standards for presentation of financial instruments and non-financial derivatives. Adoption of this standard had no impact on the Company’s financial instrument-related presentation disclosures.

3.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED

[a] International Financial Reporting Standards

The Accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 may also be permitted.

[b] Goodwill and Intangible Assets (Section 3064)

Effective May 1, 2009, the Company will be required to adopt the requirements of the CICA Handbook Section 3064 – Goodwill and Intangible Assets. Section 3064, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The Company will be assessing the impact that this section will have on its financial position and results of operations.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2008 (Unaudited—Canadian dollars)

4. FINANCIAL INSTRUMENTS

[a]  Financial assets and liabilities

The Company has classified its financial assets and liabilities as follows:

Financial assets

▪

Cash – classified as held for trading and is measured at fair value.

▪

Cash equivalents and short-term investments - classified both as held to maturity and are measured at amortized cost using the effective interest method. The Company will determine the appropriate classification of new cash equivalents and short-term investments at the time of their purchase. Currently, the Company has classified all of its cash equivalents and short-term investments as held to maturity, as it has the positive intent and ability to hold the investments to maturity.

▪

Amounts receivable and Government assistance receivable - classified as loans and receivables and are measured at amortized cost using the effective interest method.

▪

Long-term investment in Spring Bank Pharmaceuticals Inc. (“Spring Bank”) - classified as available-for-sale and is measured at cost due to there being no quoted market for the Spring Bank Series A preferred shares or common shares held by the Company.

Financial liabilities

▪

Accounts payable, accrued liabilities, the liability component of the convertible royalty participation units and the preferred shares are classified as other liabilities and are initially measured at fair value. Subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method.

The carrying amounts of the Company’s cash equivalents, short-term investments, amounts receivable, government assistance receivable, deposits and accounts payable, approximate fair value due to their short-term nature.

The fair value of long term investments has not been disclosed because of the unavailability of quoted market prices for the Spring Bank Series A preferred shares and common shares held by the Company. The Company does not currently have the intent to sell its investment in Spring Bank.

The fair value of the convertible royalty participation units at July 31, 2008 is estimated to be approximately $3,900,000 based on the July 31, 2008 closing price of the Company’s common shares of $0.22 and the number of common shares issuable by the Company if 100% of the convertible royalty participation units were converted as of July 31, 2008. There is no quoted market price for the Company’s convertible royalty participation units.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2008 (Unaudited—Canadian dollars)

4. FINANCIAL INSTRUMENTS (cont’d)

[b] Financial Risk Management

The Company is exposed to certain financial risks, including credit risk, liquidity risk and market risk.

Credit risk. The Company is exposed to credit risk on its cash equivalents, short-term investments, amounts receivable, government assistance receivable and deposits in the event of non-performance of the other parties.  At July 31, 2008, the Company’s maximum credit risk exposure is as follows:

Amount $ (000’s)

Cash equivalents	3,081
Short term investments	-
Amounts receivable	317
Government assistance receivable	875
Prepaid expenses and deposits	148
4,421

The Company has an investment policy governing the purchase of cash equivalents and short-term investments and the Company monitors these investments on a regular basis. The investment policy contains objectives for the purchase of investments including preservation of capital, liquidity and return, as well as specifying minimum credit ratings for investments, types of permitted investments and diversification requirements. Consequently, management considers the risk of non-performance related to cash equivalents and short term investments to be minimal. The Company’s investment policy is periodically reviewed by the Company’s audit committee.

The Company does not currently maintain a provision for bad debts as the majority of amounts receivable are refundable sales taxes and costs recoverable under license agreements and the Company expects to collect these amounts.  The aging of amounts receivable at July 31, 2008 is as follows:

Amount $ (000’s)

Current including amounts not billed	43
Past due 30 – 90 days	15
Past due greater than 90 days	259
317

The $874,563 in government assistance receivable recorded at July 31, 2008 is pursuant to an agreement with the Government of Canada Industrial Technologies Office (ITO) for the Company’s MX-2401 program. The Company is in discussions with ITO to amend this agreement for various reasons including the Company not meeting milestones in the agreement as a result of more manufacturing process development work being undertaken in the program compared to the original work plan. Subsequent to July 31, 2008 the Company received a portion of the receivable (note 13[a]) and is currently in the process of submitting claims for the balance. Payment of the claims is subject to review and approval by ITO and the Company’s compliance with the terms of the agreement. Claims for government assistance in the amount of $129,367 covering the period starting April 1, 2008 to July 31, 2008 have not been recorded as they do not meet the recognition criteria under GAAP and these claims will be recorded in the period they are received or in the period in which they otherwise meet the recognition criteria under GAAP.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2008 (Unaudited—Canadian dollars)

4. FINANCIAL INSTRUMENTS (cont’d)

[b] Financial Risk Management (cont’d)

Market risk. Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or valuation of its financial instruments.

Interest rate risk:

Interest rate risk: The Company’s cash equivalents and short-term investments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments prior to their maturity. The Company’s practice is to hold such investments till their maturity. At July 31, 2008 the Company had $3,081,064 in cash equivalents and no short term investments.

Currency risk: The Company is exposed to financial risk related to fluctuation of foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily expenses for the Company’s San Diego operations and research and development activities incurred in US dollars (“USD”). The Company also incurs some Euro denominated development costs. The Company believes that the results of operations, financial position and cash flows would be affected by a sudden change in foreign exchange rates, but would not impair or enhance its ability to pay its USD and Euro denominated obligations. The Company maintains USD cash balances to fund its short term USD expenditure requirements, however the Company must periodically purchase USD and Euros to meet its foreign currency requirements. Balances in foreign currencies at July 31, 2008 are as follows:

	USD $ (000’s)	Euro $ (000’s)

Cash and cash equivalents	209	-
Amounts receivable	62	-
Accounts payable and accrued liabilities	(607)	23
Net foreign currency exposure	(336)	(23)

       A 5% weakening of the Canadian dollar against the US dollar and the Euro at July 31, 2008 would have increased the losses for the three months ended July 31, 2008 by approximately $17,000. A 5% strengthening of the Canadian dollar against the US dollar and the Euro at July 31, 2008 would have decreased the losses for the three months ended July 31, 2008 by approximately $17,000.

Liquidity risk. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the board of directors considers securing additional funds through equity, debt or partnering transactions. The board of directors approves the company’s annual operation and capital budgets as well as any material transactions outside the ordinary course of business.

The net liquidity of the Company is considered to be the cash, cash equivalents and short term investments available less accounts payable and accrued liabilities. At July 31, 2008 net liquidity is as follows:

Amount $ (000’s)

Cash and cash equivalents	3,638
Short term investments	-
Accounts payable and accrued liabilities	(1,659)
2,223

4. FINANCIAL INSTRUMENTS (cont’d)

[b] Financial Risk Management (cont’d)

At July 31, 2008 the following are the contractual maturities of the Company’s accounts payable and accrued liabilities:

Amount $ (000’s)

Less than 91 days	947
91 days to 1 year	325
Timing of payment controlled by Company (no time specified)	244
Provisions by the Company that may or may not be paid	143
1,659

The Company’s convertible royalty participation unit obligation is payable from royalties from two of the Company’s license agreements and may be converted into common shares (note 6). Accordingly, the convertible royalty participation unit obligation is not included in the above net liquidity and contractual maturities analyses.

5.

RESEARCH GRANT

During the year ended April 30, 2008 the Company received US$115,625 of grant funding awarded by The Michael J. Fox Foundation for Parkinson’s Research (“MJFF”) to evaluate MX-4565 in preclinical studies. The Company recorded this grant in its accounts payable and accrued liabilities and has reduced this liability as eligible research and development expenses are incurred (also a reduction of research and development expenses). At July 31, 2008 $nil (April 30, 2008 - $28,819) of this grant is recorded in the Company’s accounts payable and accrued liabilities. For the three months ended July 31, 2008 the Company applied $28,888 ($nil for the three months ended July 31, 2007) against research and development expenses. As a condition of the MJFF grant award agreement, the Company provided Elan Pharmaceuticals with a limited right to license the technology arising from the project for certain uses in the field of human disease.

6.

CONVERTIBLE ROYALTY PARTICIPATION UNITS

	Number of Units	Debt Component $ (000’s)	Equity Component $ (000’s)

Balance, April 30, 2008	29,465	6,247	4,554
Accretion of royalty obligation	-	563	-
Amortization of transaction costs	-	11	-
Balance, July 31, 2008	29,465	6,821	4,554

On May 3, 2006, the Company completed a financing of $8,839,500 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals and Cutanea Life Sciences. A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit.  Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit.  In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2008 (Unaudited—Canadian dollars)

6.

CONVERTIBLE ROYALTY PARTICIPATION UNITS  (cont’d)

The units can be converted at any time, at the option of the holder, into the Company’s common shares (initially 600 common shares per unit based on conversion price of $0.50 per common share, with the number of common shares reduced proportionately for royalties received by the unit holders).  Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater.

The Company’s obligation to pay royalties from the license agreements and to issue common shares upon conversion of a unit terminates upon the earlier of: [i] the date $1,000 of royalties has been paid in respect of the unit; [ii] the date the unit is converted into common shares; and [iii] May 3, 2021.

The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements.  The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events.  In the event of default, the Company would become obligated to pay the unit holders $1,000 per unit less any royalties paid in respect of the unit.

The $8,839,500 of proceeds on issuance of the convertible royalty participation units have been classified in the Company’s consolidated financial statements according to the separate equity and debt component parts using the relative fair value method resulting in: [i] $4,554,165 (net of $812,662 of costs inclusive of an allocation of the fair value of the agent’s warrants) being allocated to the equity portion of convertible royalty participation units representing the pro-rata fair value of the conversion feature as determined by the Black-Scholes option pricing model; and [ii] $3,472,673 being allocated to the carrying value of the debt component of the convertible royalty participation units (net of $525,843 of deferred financing costs which is also inclusive of allocation of the fair value of the agent’s warrants).

The $3,472,673 initial carrying value of the debt component of the convertible royalty participation units is being accreted to the maximum royalties payable of $29,465,000 (will be reduced for actual royalties paid, any units converted into common shares and should the Company’s estimate of the probable royalties payable decline below $29,465,000) over the estimated royalty payment term using the effective interest method with the corresponding accretion expense being included in the statement of loss.  The deferred transaction costs are being amortized on the same basis as the convertible royalty participation units, using the effective interest method.

For the three months ended July 31, 2008, the accretion of the convertible royalty participation units amounted to $562,210 ($408,205 for the three months ended July 31, 2007) and the amortization of deferred transaction costs amounted to $11,382 ($13,146 for the three months ended July 31, 2007).

Upon conversion of any of the convertible royalty participation units into common shares, the carrying value of the equity component plus the carrying value of the debt component would be reclassified as common share capital.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2008 (Unaudited—Canadian dollars)

7.

PREFERRED SHARES

	Number of Shares (000’s)	Amount $ (000’s)
Series A
Balance April 30, 2008 and July 31, 2008	300	-

Series B
Balance April 30, 2008 and July 31, 2008	950	-

Series D
Balance April 30, 2008 and July 31, 2008	4,000	-

The 5,250,000 Series A, Series B and Series D preferred shares outstanding at July 31, 2008 (April 30, 2008 – 5,250,000) represent up to US$5,250,000 (April 30, 2008 - US$5,250,000) in potential future milestone payments related to drug development programs and other assets acquired by the Company. Upon the achievement of any of the milestones, the applicable number of preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share. As the achievement of any of the milestones for the redemption or conversion of the preferred shares are uncertain, the preferred shares have been recorded at an aggregate value of US$3.

The 5,250,000 preferred shares outstanding as of July 31, 2008 have been classified as a liability.

8.  COMMITMENTS

[a]

Premises lease agreements

As at July 31, 2008 the Company has the following future annual minimum lease commitments through December 2009 with respect to its office and research premises in Vancouver, Canada and San Diego, USA:

Year ending April 30	Amount $ (000’s)

2009	224
2010	198
422

The Vancouver office and research premises leases expire December 2009 and the San Diego office premise lease expires August 31, 2008.

Rent expense for the three months ended July 31, 2008 amounted to $93,710 ($119,014 for the three months ended July 31, 2007). This expense has been allocated to research and development $63,599 ($63,171 for the three months ended July 31, 2007) and general and corporate $30,111 ($55,843 for the three months ended July 31, 2007).

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2008 (Unaudited—Canadian dollars)

8.  COMMITMENTS (cont’d)

[b]

Research, manufacturing, service, acquisition and license agreements

  [i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company.  The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at July 31, 2008 and April 30, 2008, there were no royalties payable.

 [ii]

As at July 31, 2008, the Company has the following commitments to fund expenditures pursuant to research, manufacturing, and service agreements:

Amount $ (000’s)

Less than 1 year	343
1 to 3 years	22
4 to 5 years	2
After 5 years	-
367

Of this amount, approximately $54,000 (US$53,000) is denominated in US dollars and $209,000 (Euro 131,000).

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$8,925,000 of which US$5,250,000 can be settled at the Company’s option by the conversion and/or redemption of preferred shares issued by the Company as described in note 7. Maintenance fees payable pursuant to one of these in-licensing agreements is US$5,000 annually.

9.   SHARE CAPITAL

[a] Issued and outstanding

[i]

Common shares

	Number of Shares (000’s)	Amount $ (000’s)

Balance, April 30, 2008 and July 31, 2008	94,464	125,156

 [ii]

Contributed surplus

Amount $ (000’s)

Balance, April 30, 2008	8,091
Stock-based compensation (note 9[c])	181
Issuance of deferred share units (note 9[e])	62
Balance, July 31, 2008	8,334

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2008 (Unaudited—Canadian dollars)

9.   SHARE CAPITAL (cont’d)

 [b] Stock options

[i]

Stock option transactions and the number of stock options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans are summarized as follows:

	Number of Common Shares (000’s)	Weighted Average Exercise Price $

Balance, April 30, 2008	4,035	0.83
Options granted	1,932	0.21
Options forfeited/expired	(146)	(1.46)
Balance, July 31, 2008	5,821	0.61

 [ii]

The following table summarizes information about options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans at July 31, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Number Common Shares (000’s)	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Number Common Shares (000’s)	Weighted Average Exercise Price $

0.21 - 0.30	1,932	0.21	5.2	652	0.21
0.31 - 0.45	1,003	0.42	3.4	926	0.41
0.46 - 0.67	1,275	0.60	4.5	887	0.58
0.68 -1.00	732	0.86	1.2	727	0.86
1.01 - 1.49	424	1.12	2.5	424	1.12
1.50 -2.23	430	1.66	0.9	430	1.66
2.24 -3.34	5	2.77	0.2	5	2.77
3.35 - 5.00	-	-	-	-	-
5.01 - 6.21	20	5.63	0.8	20	5.63
	5,821	0.61	3.7	4,071	0.73

The stock options expire at various dates between August 1, 2008 and June 4, 2016.

The maximum number of common shares that can be issued as at July 31, 2008 under the 1996, 2000 and 2006 Stock Option Plans inclusive of stock options outstanding at July 31, 2008 is 7,286,625 (April 30, 2008 – 7,286,625).

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2008 (Unaudited—Canadian dollars)

 9.   SHARE CAPITAL (cont’d)

[c] Stock-based compensation expense

The Company recorded stock-based compensation expense of $181,228 for the three months ended July 31, 2008 ($133,418 for the three months ended July 31, 2007) relating to stock options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002. This expense has been allocated on the same basis as cash compensation resulting in $30,732 ($63,695 for the three months ended July 31, 2007) being allocated to research and development and $150,496 ($69,723 for the three months ended July 31, 2007) being allocated to general and corporate. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended July 31,
	2008	2007
Annualized volatility	79.4%	75.8%
Risk-free interest rate	3.4%	4.5%
Expected life of options in years	5.3	6.5
Dividend yield	0.0%	0.0%

The weighted average fair value of stock options granted during the three months ended July 31, 2008 was $0.13 ($0.48 for the three months ended July 31, 2007). The estimated fair value of stock options is amortized to expense over the vesting period of the stock options.

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

[d] Warrants

[i]

Warrants for the purchase of common shares

As at July 31, 2008, the Company had warrants outstanding for the purchase of 10,637,709 (April 30, 2008 - 18,190,301) common shares as follows:

MIGENIX Inc.

9.   SHARE CAPITAL (cont’d)

[d] Warrants (cont’d)

[i]

Warrants for the purchase of common shares (cont’d)

Number of Common Shares Issuable upon Exercise (000’s)	Exercise Price(s) per Common Share	Expiry Date(s)

884(1,2)	$0.50	May 3, 2009
9,631(3)	$0.80	December 6, 2011
123(4)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
10,638	Average = $0.92(5)

[1]

These warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

[2]

Issued to the agents as part of the May 2006 royalty unit financing.

[3]

Issued as part of the December 2006 bought deal public offering.

[4]

Assumed as part of the acquisition of MitoKor.

[5]

Weighted average exercise price using closing July 31, 2008 exchange rate of US$1.00 equals $1.0240.

During the three months ended July 31, 2008 warrants to acquire 7,552,592 common shares expired unexercised at exercise prices ranging from $0.45 to $0.55.

[ii]

Warrants for the purchase of units

As at July 31, 2008, the Company had warrants outstanding for the purchase of 963,125 units (April 30, 2008 - 963,125) at an exercise price of $0.60 per unit, expiring December 6, 2008. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011.

[e] Deferred share units

Number of Units (000’s)
Balance, April 30, 2008	160
Issuance of deferred share units	320
Balance, July 31, 2008	480

On September 12, 2006 shareholders of the Company approved a new deferred share unit plan. Under the deferred share unit plan, 750,000 common shares have been reserved for issuance. A deferred share unit represents a future right to receive, at the option of the Company, one common share or its equivalent fair market value in cash at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to the Company.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2008 (Unaudited—Canadian dollars)

9.

SHARE CAPITAL (continued)

[e] Deferred share units (cont’d)

On May 29, 2008, the Company awarded 320,000 deferred share units to non-management directors of the Company. As of the date of award, the Company recorded additional compensation expense and contributed surplus of $62,400 based on the closing price of the Company’s common shares of $0.195 on the date of award. This expense has been allocated on the same basis as cash compensation resulting in $62,400 ($nil for the three months ended July 31, 2007) being allocated to general and corporate.

The fair value of the 480,000 outstanding deferred share units based on the $0.22 closing price of the Company’s common shares on July 31, 2008 is $105,600 (April 30, 2008 – 160,000 outstanding at $0.23 share price for fair value of $36,800). As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash no liability has been recorded in the Company’s accounts at July 31, 2008 and April 30, 2008 with respect to the fair value of the outstanding deferred share units.

[f] Loss per common share

	Three months ended July 31,
(thousands, except per share amounts)	2008	2007
Numerator: Loss and comprehensive loss for the period	(2,644)	(3,100)
Denominator: Weighted average number of common shares outstanding	94,464	94,464

Basic and diluted loss per common share	(0.03)	(0.03)

10.

MANAGEMENT OF CAPITAL

The Company’s objectives in managing capital are to ensure a sufficient liquidity position to finance its research and development activities, clinical trials, corporate administration, working capital and overall capital expenditures. The Company attempts to manage its liquidity to minimize shareholder dilution whenever possible. The Company considers the items included in the consolidated shareholder’s deficiency/equity, cash & cash equivalents, short term investments, amounts receivable, government assistance receivable, preferred shares and the convertible royalty participation units as capital.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2008 (Unaudited—Canadian dollars)

10.

MANAGEMENT OF CAPITAL (cont’d)

Since inception, the Company has financed its liquidity needs primarily through public offerings and private placements of common shares. The Company has also met its liquidity needs through the sale of the royalty participation units and structuring some of its future licensing milestone payments as convertible redeemable preferred shares.  Additionally, the Company has also met its liquidity needs through non-dilutive sources such as licensing fees from partners, interest income, government assistance and grant funding. To meet future requirements, the Company, as necessary, will raise cash or improve liquidity through some or all of the following: public or private equity (note 13[b]) and collaborative and licensing agreements.

The Company is not subject to any externally imposed capital requirements. There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal period.

11.

SEGMENTED INFORMATION

The Company operates primarily in one business segment with operations located in Canada and the United States. Substantially all of the Company’s long-lived assets are located in Canada except for intellectual property and equipment with a net book value of $nil (April 30, 2008 - $nil) and $3,729 (April 30, 2008 - $4,068), respectively, which are located in the United States. During the three months ended July 31, 2007, 100% of revenue was derived from one licensee in the United States (no revenue from this licensee for the three months ended July 31, 2008). At July 31, 2008, included in amounts receivable is $31,813 (April 30, 2008 - $31,072) due from one licensee in the United States.

12.

RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms.  During the three months ended July 31, 2008, the Company incurred legal fees of approximately $191,943 ($89,977 for the three months ended July 31, 2007) inclusive of sales taxes, payable to a law firm where the former Secretary of the Company is a partner. Included in accounts payable and accrued liabilities at July 31, 2008, is approximately $201,619 (April 30, 2008 – $118,684) owed to this law firm.

13.

SUBSEQUENT EVENTS

Subsequent to July 31, 2008:

[a]

Government assistance receivable in the amount of $527,311 was received (part of the Government assistance receivable recorded at July 31, 2008).

[b]  Severance in the amount of $325,000 was paid to a former employee and an additional amount of up to $375,000 is payable upon on the Company reaching certain milestones within a 24 month period.

[c]  Options to acquire 1,295,757 common shares were cancelled or expired at exercise prices ranging from $0.21 to $2.70.